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                                                                  EXHIBIT (a)(7)

June 27, 2003

[Name and Address]

Dear [Name],

           In connection with the recently announced offer of Core Molding Technologies, Inc. ("Core Molding") to grant new stock options to those individuals who tender their old stock options, we have made some revisions to the materials previously submitted to you, including the Offer to Acquire All Outstanding Stock Options for New Stock Options, dated June 6, 2003 and our Tender Offer Statement on Schedule TO, filed June 6, 2003 and included herein (the "Original TO Filing"). We have made such revisions in response to comments received from the staff of the Securities and Exchange Commission.

           The enclosed materials do not require you to take any additional actions with respect to any tender of stock options that you may have already made. However, you may withdraw your tendered options, or otherwise tender additional options at any time prior to the extended deadline of 5:00 P.M. ON JULY 31, 2003.

           These revisions, which you should consider in deciding whether to participate (or withdraw or change your participation) in the offer, are described in Supplement No. 1 to the Offer to Acquire All Outstanding Stock Options for New Stock Options, dated June 27, 2003, and in Amendment No.1 to Schedule TO, dated June 27, 2003. Copies of these documents, including all exhibits thereto, and the Original TO Filing are included with this correspondence.

           If you have any questions concerning the above, please contact Herman
F. Dick, Jr. at (614) 870-5000.


                                           Very truly yours,


                                           James L. Simonton,
                                           President and Chief Executive Officer